Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2007 JUL 11 P 2 5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 July 2007

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

[redacted]

07025127

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Notice of Trading Update
2. Q2 and Trading Update

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

pp.

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
JUL 16 2007
THOMSON
FINANCIAL

B

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Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Trading Update
Released	13:55 02-Jul-07
Number	4556Z

Michael Page
INTERNATIONAL

RNS Number:4556Z
Michael Page International PLC
02 July 2007

2 July 2007

Michael Page International plc

Notice of Q2 Trading Update

Michael Page International plc will release its Q2 2007 trading update at 7.00am on Thursday 5 July 2007.

The company will host a conference call for analysts and investors at 9.00am on 5 July 2007, the details of which are below.

Link:http://w.on24.com/r.htm?e=66693&s=1&k=B67FEF77ED92390719EC39F9974B8783

Dial-In: +44 (0)20 7162 0025

ConferenceID: 757512

Please quote 'Michael Page Quarter 2 Trading Update' to gain access to the call.

A presentation and recording to accompany the call will be posted on the company's website at investors.michaelpage.co.uk during the course of the morning of 5 July 2007.

- Ends -

Enquiries:

Financial Dynamics 020 7269 7121
Richard Mountain / Susanne Yule

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Company	Michael Page International PLC
TIDM	MPI
Headline	Q2 and Trading Update
Released	07:00 05-Jul-07
Number	6722Z

Michael Page

INTERNATIONAL

5 July 2007

Michael Page International plc

Q2 AND FIRST HALF TRADING UPDATE 2007

Michael Page International plc, the specialist recruitment consultancy, reports record quarterly Group gross profit for the second quarter of £121.0m, an increase of 38.4% over the £87.4m recorded in the second quarter of 2006. Gross profit in the first half of 2007 was £226.5m, an increase of 36.0% over the £166.6m recorded in the first half of 2006. At constant exchange rates, the second quarter growth rate was 40.4% and the first half of 2007 was 38.7%. Group headcount at 30 June was 4,323 (31 December: 3,758).

In the UK, second quarter gross profit was £47.9m, an increase of 21.4% over the £39.4m recorded in the second quarter of 2006. First half gross profit was £92.0m, an increase of 21.0% over the £76.0m recorded in the first half of 2006. The UK business continued to grow at a consistent rate throughout the first half of 2007 with good levels of activity continuing across all disciplines and all regions of the UK. In the first half of 2007, we opened offices in Leicester and London's West End and launched Page Personnel in the UK. Headcount at 30 June was 1,615 (31 December: 1,541).

In Europe, Middle East and Africa (EMEA), second quarter gross profit was £48.5m, an increase of 55.3% (58.4%*) over the £31.2m recorded in the second quarter of 2006. First half gross profit was £90.4m, an increase of 52.5% (55.9%*) over the £59.3m recorded in the first half of 2006. Our largest business in EMEA is France which grew gross profit in the second quarter at 33.6%* and for the first half at 28.6%*. Across the remainder of EMEA gross profit grew in the second quarter at 74.0%* and for the first half at 74.3%*. The rapid expansion of the businesses in EMEA continued throughout the first half of 2007 opening in Luxembourg and new office openings in Hamburg, Valencia and Bordeaux. Headcount at 30 June was 1,785 (31 December: 1,435).

In Asia Pacific, second quarter gross profit was £14.7m, an increase of 25.9% (29.2%*) over the £11.7m recorded in the second quarter of 2006. First half gross profit was £27.0m, an increase of 25.2% (31.5%*) over the £21.6m recorded in the first half of 2006. In Australia we achieved growth in the second quarter of 22.6%* and for the first half 19.9%*. The operational changes that were

implemented in the second half of 2006 delivered stronger operational performance, with gross profits reaching a record level in the second quarter of 2007. In Asia the businesses continued to perform strongly, achieving growth in the second quarter of 38.0%* and for the first half 48.7%*. Headcount at 30 June was 501 (31 December: 441).

In the Americas, second quarter gross profit was £9.9m, an increase of 95.1% (103.2%*) over the £5.1m recorded in the second quarter of 2006. First half gross profit was £17.1m, an increase of 75.9% (87.8%*) over the £9.7m recorded in the first half of 2006. In the first half of 2007 we opened offices in Atlanta and Hartford. Headcount at 30 June was 422 (31 December: 342).

During the second quarter, the Group repurchased a further 5.4m shares at an average price of 559p.

In the first half the Group repurchased and cancelled 8.4m shares at an average price of 535p, with 5.0m new shares issued following the exercise of share options by employees. At 30 June 2007 there were 329.9m shares in issue.

The Group will announce its interim results on 20 August 2007.

Commenting on the second quarter trading, Steve Ingham, Chief Executive said:

"We have built on our first quarter growth rate with an increase in growth rates in all regions in the second quarter. The success of our strategy of pursuing geographic diversification is now becoming more evident with the gross profit from the EMEA region now exceeding the UK for the first time. The investments we made in the Americas are now generating returns with growth rates in the second quarter exceeding 100% in local currency.

"Our first half performance is testament to the strength of the Michael Page brand, our team based business model and the calibre of our valued employees. We have added over 1,000 people to the Group over the past 12 months and the opportunities for continuing their development and the growth of the business for the longer term are considerable.

"There is clearly a continuing strong demand for talent throughout the globe and with a shortage of suitably qualified people, the sourcing of candidates on an international basis is a key differentiator for Michael Page."

* Denotes where overseas results denominated in foreign currencies have been translated at constant rates of exchange for constant currency illustrative purposes.

The company will host a presentation and conference call for analysts and investors at 9.00am today. The presentation can be viewed by following the link: http://w.on24.com/r.htm?e=66693&s=1&k=B67FEF77ED92390719EC39F9974B8783

The dial-in details for the conference call are as follows:

Dial-In:	+44 (0)20 7162 0025
Conference ID:	757512

Please quote 'Michael Page Quarter 2 Trading Update' to gain access to the call.

The presentation and recording of the call will be available on the company's website later today at investors.michaelpage.co.uk/ir/mpi/ir.jsp?page=presentations

Investor Day

The Group is holding an investor day in London on 12 September 2007. If you would like to attend please register at:

http://c.fw-reply.com/mail/15veMq/s6gv6l/S6gb52/view?contentpart=6gv6p

Enquiries:

Michael Page International plc		
Steve Ingham	Chief Executive	01932 264144
Stephen Puckett	Finance Director	01932 264144
Financial Dynamics		
Richard Mountain/David Yates		020 7269 7121

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